UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K

_______________

☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
_______________

Commission file number 001-36272

_______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Platform Specialty Products Corporation Employee Savings and 401(k) Plan
(formerly MacDermid, Incorporated Employee Savings and 401(k) Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Platform Specialty Products Corporation
1450 Centrepark Boulevard, Suite 210
West Palm Beach, Florida 33401

TABLE OF CONTENTS

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	13

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustee and Participants
Platform Specialty Products Corporation Employee Savings and 401(k) Plan
(formerly MacDermid, Incorporated Employee Savings and 401(k) Plan)

We have audited the accompanying statement of net assets available for benefits of Platform Specialty Products Corporation Employee Savings and 401(k) Plan (formerly MacDermid, Incorporated Employee Savings and 401(k) Plan) (the "Plan") as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Hartford, Connecticut
June 29, 2015

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN (FORMERLY MACDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,
2014
Assets
Investments, at fair value:
Money market fund	$4,009,726
Common/collective trusts	19,494,714
Mutual funds	21,611,700
Self-directed brokerage accounts	9,893,632
Total investments	55,009,772

Receivables
Notes receivable from participants	531,927
Participant contributions	21,310
Employer contributions	1,431,903
Total receivables	1,985,140

Net assets available for benefits	$56,994,912

See accompanying notes to financial statements

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN (FORMERLY MACDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2014
Additions to Net Assets:
Investment Income
Net appreciation in fair value of investments	$631,257
Dividends	663,748
Total investment income	1,295,005

Interest income on notes receivable from participants	155

Contributions:
Participant	2,468,131
Employer	2,161,099
Rollovers	51,122,630
Total contributions	55,751,860

Total additions	57,047,020

Deductions from Net Assets:
Benefits paid to participants	51,283
Administrative expenses	825
Total deductions	52,108

Net increase in Net Assets	56,994,912
Net Assets Available for Benefits - Beginning of Year	—
Net Assets Available for Benefits - End of Year	$56,994,912

See accompanying notes to financial statements

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN (FORMERLY MACDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION
The following description of the Platform Specialty Products Corporation Employee Savings and 401(k) Plan (formerly MacDermid, Incorporated Employee Savings and 401(k) Plan) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan, established initially effective January 1, 2014, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The original sponsor of the Plan was MacDermid, Incorporated (“MacDermid”), an indirect subsidiary of Platform Specialty Products Corporation (“Platform” or the "Company"), and the original name of the Plan was the MacDermid, Incorporated Employee Savings and 401(k) Plan. Effective September 8, 2014, Platform became the sponsor of the Plan and the Plan’s current name was adopted. Companies affiliated with Platform ("Affiliates"), such as subsidiaries, may adopt the Plan with Platform approval. The Plan was created to provide eligible employees with a tax-advantaged vehicle for accumulating retirement savings and enhance their financial security, and to share corporate profits with participating employees. The Plan also enables the Company to encourage employee savings by providing additional employer contributions to match employee contributions to the Plan. The Plan Administrator is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan's investment offerings and monitors investment performance.
The Plan consists of two components: a profit-sharing/non-elective component and a 401(k) component. The profit-sharing/non-elective component of the Plan is funded totally by the Company, without any deductions from participants’ pay. The primary purpose of the profit-sharing/non-elective component is to reward eligible employees for their role in the success of the Company and Affiliates. The Company determines each year if there will be a profit-sharing contribution, a non-elective contribution, or both and if so, the amount.
The 401(k) component of the Plan permits eligible participants to contribute a portion of their salary or wages on a pre-tax or after-tax (Roth) basis. The Company may, but is not required to, make contributions that match some or all of participants’ contributions. The Company determines each year if there will be matching contributions and if so, the portion of participants' contributions that will be eligible for the matching contribution.
Eligibility
401(k) Eligibility. Employees of Platform and MacDermid as of January 1, 2014 (the Plan’s initial effective date) were eligible to participate in the 401(k) component of the Plan beginning in April 2014. All other employees of the Company become eligible to participate in this component of the Plan as of the later of (a) January 1, 2015, or (b) the first day of the calendar month beginning immediately after the commencement of their active service. Platform employees who commenced employment in 2014 became eligible to participate in this component of the Plan on the later of September 8, 2014 or the first day of the calendar month beginning immediately after the commencement of their active service.
Matching, Profit-Sharing and Non-Elective Contribution Eligibility. Employees become eligible to participate in the Plan’s matching, profit-sharing and non-elective contribution component as of the first day of the calendar month next following the date of their employment with the Company in an eligible classification (as defined in the Plan document), provided the employee is then at least 18 years old. In addition, in order to be eligible to receive a profit-sharing contribution or non-elective contribution for a particular Plan year, a participant must be employed by the Company on the last day of that Plan year and be credited with at least 1,000 hours of service during such Plan year.
Employees Not Eligible. The following individuals are not eligible to participate in the Plan (i) individuals represented by a collective bargaining agent or covered by a collective bargaining agreement with respect to which retirement benefits have been the subject of good faith bargaining, (ii) non-resident aliens, (iii) leased employees, and (iv) any individual engaged on a temporary, seasonal, provisional or similar basis. For this purpose, an individual will be deemed to be engaged on a temporary, seasonal, provisional or similar basis if the individual’s engagement is not expected by the Company to last for at least twelve months, and does not in fact continue for at least twelve months.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN (FORMERLY MACDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

Contributions
Participants may contribute a portion of their compensation to the Plan on a pre-tax and/or after-tax (Roth) basis up to 80% of their compensation per the Plan document subject to limits required by the Internal Revenue Code of 1986 (the "IRC"). The IRC imposes limits on the amount of compensation that may be taken into account for any Plan year, and on the portion of such compensation that may be contributed into the Plan. For example, the maximum amount that may be contributed into the Plan by participants on a combined pre-tax and/or after tax (Roth) basis in 2014 totaled $17,500. A special rule for participants who are at least 50 years old before December 31 of a plan year allows these participants to make an additional “catch-up” contribution into the Plan if they’ve contributed the maximum permitted amount. For 2014, the maximum “catch-up” contribution totaled $5,500.
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation on a pre-tax basis and their contributions invested in one of the Schwab Managed Retirement common/ collective trusts until changed by the participant.
Participant accounts
Contributions are allocated to accounts established for the benefit of employees participating in the Plan. Separate accounts are maintained for Company contributions and participant contributions, including separate accounts for participants’ pre-tax elective deferrals, after-tax Roth contributions, rollovers from pre-tax retirement arrangements, rollovers from Roth programs, and profit-sharing, matching and non-elective contributions. Investment gains and losses (and any other charges or credits) are allocated separately to a participant’s individual accounts.
Rollovers
Participants in the Plan may also contribute eligible rollover distributions and/or direct rollovers from other tax-qualified retirement benefit plans. Eligible rollover distributions include eligible distributions from qualified Roth contribution programs. Rollovers from Roth programs are maintained separately from accounts funded from non-Roth rollover sources.
Investment Options
Assets held in participants’ individual accounts under the Plan are invested by the Trustee at the direction of individual participants among the investment options available under the Plan with various objectives and degrees of financial risk. If a participant fails to provide investment instructions to the Plan Administrator, these assets will be invested in a default investment alternative designated under the Plan.
One such investment option is a self-directed brokerage account through which participants may invest in a variety of publicly-traded investments that are not otherwise offered by the Plan, including securities issued by Platform.
Vesting
Contributions that a participant makes to the Plan, including rollovers, and the investment earnings attributable to those contributions are fully vested at all times. Company contributions and earnings attributable thereto are fully vested and nonforfeitable if a participant retires after he or she reaches normal retirement age under the Plan (as described below).
If a participant terminates employment with the Company before reaching normal retirement age, he or she will be entitled to receive the full amount credited to his or her Company contribution account if, but only if, he or she has completed at least three years of vesting service. Generally, a participant will receive a year of vesting service for each Plan year in which the participant completes at least 1,000 hours of service. If a participant leaves the Company before completing three years of service, he or she will not be entitled to any portion of his or her account balance(s) attributable to Company contributions.
Notes receivable from participants
Participants may apply for loans from the Plan of up to 50% of their vested account balances, up to $50,000. Interest rates are set at rates based on the then current market interest rates in place at the time of the loan. Loans are secured by the participant’s account balance, and are repaid through payroll deduction (or by such other means as the Administrator deems appropriate when payroll deduction is not practicable, e.g., during unpaid leaves of absence or following separation from employment).

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN (FORMERLY MACDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

Loans are drawn on a pro rata basis from the participant’s vested accounts. Loan amounts drawn from designated Roth accounts and the repayment of such loans is accounted for on a separate basis from other repayments. If a participant defaults in the loan repayment, the entire amount outstanding becomes immediately due and payable. Amounts collected from the participant’s account as a result of default are treated as a distribution from the Plan to the participant.
Payment of benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, in annual installments over a period not to exceed 15 years, or a combination of these methods. However, if the amount of a participant’s benefit does not exceed $5,000, distribution are made in a single sum payment.
Hardship Withdrawals
Participants may request a withdrawal of amounts held in their accounts if they suffer a financial hardship. A participant may withdraw all or any portion of the vested balance of the participant’s accounts to the extent necessary to meet the hardship. Participants receiving hardship distributions are suspended from making contributions into the Plan for a 6-month period beginning with the date on which the participant receives the distribution.
Forfeited accounts
If a participant leaves the Company before the participant is fully vested in his or her Company contribution account, any amounts in that account which are not vested will be forfeited. If a participant leaves the Company and receives a distribution from the Plan, and is later reemployed by the Company before incurring a five year break in service, the amounts previously forfeited will be restored to the participant’s accounts if he or she repays to the Plan the amount of the distribution.
Amounts that are forfeited are applied as follows: forfeitures are applied to satisfy the amount needed to fund the profit-sharing, matching and non-elective contributions to be made in the year of application and any amount remaining after such application shall be applied to pay administrative expenses of the Plan. Any remainder will be allocated among the individual accounts of eligible participants pro rata based on the eligible participants’ account balances.
At December 31, 2014, forfeitures held from non-vested accounts totaled $759. No amounts were used, as described above, during the year ended December 31, 2014.
Administrative Expenses
The Plan bears the majority of the costs of administration. Administrative expenses totaled $825 for the year ended December 31, 2014.
2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income (Loss) Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies and procedures utilizing information provided by the investment advisers, independent appraiser and Charles Schwab Bank, the trustee of the Plan ("Schwab"). See Note 4 for discussion of fair value measurements.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN (FORMERLY MACDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (the "IRS") are recorded as a liability with a corresponding reduction to contributions. The Plan distributes the current year's excess contributions to the applicable participants prior to March 15th of the subsequent year.
Payment of Benefits
Benefits to participants are recorded when paid.
Plan Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes and financial statements, and changes therein and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN (FORMERLY MACDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

3.     INVESTMENTS
Investments representing 5.0% or more of the Plan’s net assets available for benefits as of December 31, 2014 were as follows:

December 31,
2014
Money Market Funds
Schwab Government Money Fund	$4,166,312
Common/ Collective Trusts
Schwab Managed Retirement - 2020 CL IV	10,337,909
Schwab Managed Retirement - 2030 CL IV	7,052,453
Mutual Funds
Vanguard 500 Index Admiral Fund	3,527,853
Dodge & Cox Income Fund	3,151,528
Common Stock
Platform Specialty Products Corporation	8,403,411
During the year ended December 31, 2014, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

December 31,
2014
Common/ collective trusts	$264,359
Mutual funds	(362,291)
Self-directed brokerage accounts	729,189
Total	$631,257
4.    FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access..
Level 2 — Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN (FORMERLY MACDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Common/collective trusts - Valued at the daily net asset value ("NAV") of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions purchased and sales may occur daily. Were the Plan to initiate full redemption of the collective trust the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Money market and mutual funds - Valued at the daily closing price calculated and reported by the fund or its agent. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Self-directed brokerage accounts - The Personal Choice Retirement Account (PCRA) includes common stock, mutual funds, real estate investment trusts ("REIT's") and limited partnerships valued at the closing price reported in the active market in which the individual instruments are traded, as well as a money market fund.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014:

		December 31, 2014
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market fund		$4,009,726	$—	$—	$4,009,726
Common/ collective trusts	(1)	—	19,494,714	—	19,494,714
Mutual Funds:
Indexed		4,984,169	—	—	4,984,169
Domestic equity		9,598,466	—	—	9,598,466
Fixed income		5,039,790	—	—	5,039,790
Foreign equity		1,989,275	—	—	1,989,275
Self Directed Brokerage Accounts:
Common stock		9,180,750	—	—	9,180,750
Mutual funds		404,471	—	—	404,471
Money market funds		267,236	—	—	267,236
Other		41,175	—	—	41,175
Total		$35,515,058	$19,494,714	$—	$55,009,772

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN (FORMERLY MACDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

(1) Common/collective trust assets are valued using NAV and can be redeemed daily. Assets in common/ collective trusts do not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance investment that is subject to lockup period.)
5.     ROLLOVER CONTRIBUTIONS
The Company acquired MacDermid, Incorporated on October 31, 2013, and elected to terminate the MacDermid, Incorporated Profit Sharing and Employee Savings Plan effective October 31, 2013. All participants in the MacDermid, Incorporated Profit Sharing Plan and Employee Savings Plan became 100% vested in their account balances upon termination and were provided the option to have their account balance rolled into any qualified plan (including the Plan) or IRA, receive a lump sum distribution, or be paid through an annuity contract. An aggregate of $51,122,630 was rolled into the Plan during the year ended December 31, 2014, and is included in Rollovers on the Statement of Changes in Net Assets Available for Benefits.
6.    PARTY-IN-INTEREST TRANSACTIONS
Certain of the Plan's investments are in shares of investments managed by Schwab or its affiliates. Schwab is a trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions under ERISA. Loan fees paid by the Plan to Schwab or its affiliates totaled $825 for the year ended December 31, 2014. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Fees incurred by the Plan for investment management services are included in net appreciation as they are paid through revenue sharing versus a direct payment. Notes receivable from participants are also party-in-interest transactions.
Platform shares of common stock (the "Common Stock") is offered as a participant-directed investment in the Plan.
Information about the net assets and the significant components of the changes in net assets relating to Platform's Common Stock is as follows:

Net Assets:	December 31, 2014
Platform Common Stock	$8,403,411

For the Year Ended
Change in Net Assets:	December 31, 2014
Net appreciation	$805,842

7.    FEDERAL INCOME TAX STATUS
As the Plan was established effective January 1, 2014, it is not required to obtain a determination letter from the IRS until January 1, 2016. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan was adopted by Platform as of January 1, 2014, and is subject to income tax examinations from such date.

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN (FORMERLY MACDERMID, INCORPORATED EMPLOYEE SAVINGS AND 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

8.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

PLATFORM SPECIALTY PRODUCTS CORPORATION EMPLOYEE SAVINGS AND 401(K) PLAN
EIN 37-1744899 PLAN NUMBER 005
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
 FORM 5500, SCHEDULE H, PART IV, LINE 4i
AS OF DECEMBER 31, 2014

	Identity of issue, Borrower, Lessor, or Similar Party	Description of Investment	Number of Shares, Units, Par Value or Rates of Interest	Cost	Current Value
*	Schwab Government Money Fund	Money Market Fund	4,009,726	**	$4,009,726
*	Schwab Managed Retirement - 2020 CL IV	Common/ Collective Trusts	427,540	**	10,337,909
*	Schwab Managed Retirement - 2030 CL IV	Common/ Collective Trusts	267,849	**	7,052,453
*	Schwab Managed Retirement - Income CL IV	Common/ Collective Trusts	52,781	**	855,053
*	Schwab Managed Retirement - 2040 CL IV	Common/ Collective Trusts	26,750	**	731,605
*	Schwab Managed Retirement - 2010 CL IV	Common/ Collective Trusts	15,603	**	335,627
*	Schwab Managed Retirement - 2050 CL IV	Common/ Collective Trusts	12,402	**	182,067
	Vanguard 500 Index Admiral Fund	Mutual Funds	18,578	**	3,527,853
	Dodge & Cox Income Fund	Mutual Funds	226,144	**	3,116,264
	Federated MDT Stock Trust	Mutual Funds	91,340	**	2,613,243
	Harbor International Fund	Mutual Funds	30,708	**	1,989,275
	Harbor Bond Fund	Mutual Funds	159,496	**	1,923,526
	Dreyfus Mid Cap Index Fund	Mutual Funds	38,732	**	1,456,316
	Loomis Sayles Small Cap Growth Fund	Mutual Funds	58,498	**	1,330,252
	Oakmark Fund	Mutual Funds	19,612	**	1,301,844
	Morgan Stanley INST Growth Fund	Mutual Funds	29,708	**	1,127,709
	Invesco Equity and Income Fund	Mutual Funds	78,825	**	816,622
*	Laudus US Large Cap Growth Fund	Mutual Funds	48,567	**	807,182
	Templeton Growth Fund	Mutual Funds	26,635	**	634,176
	Royce Premier Fund	Mutual Funds	27,443	**	541,176
	Neuberger Berman Mid Cap Growth Fund	Mutual Funds	31,137	**	426,262

	Personal Choice Retirement Account (PCRA)	Self-Directed Brokerage Accounts		**	9,893,632

*	Participant Loans	Participant Loans (maturity through 2020 collateralized by participant account balances)	4.25% to 10.50%		531,927

	Total investments				$55,541,699

*	Party-in-Interest
**	Cost omitted for participant-directed investments

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Platform Specialty Products Corporation Employee Savings and 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Platform Specialty Products Corporation Employee Savings and 401(k) Plan

June 29, 2015	By:	/s/ Debra Vigeant

Debra Vigeant
Plan Administrator